Charlie GPS Inc.

101 Ridge road

North Arlington, NJ 07031

May 9, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Charlie GPS Inc.’s - Registration Statement on Form S-1

Amendment No. 1

Filing No. 333-172685

Dear: Tonya Bryan

In response to your letter dated April 5, 2011 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please provide us with mock –ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided, we may have comments after reviewing the materials.

Response:

Please see attached the mock –up of a page that includes picture:

Page 17:

Explanation how our system works:

GPS units will be installed by us in customer’s car. GPS unit receives signal from GPS satellite and calculates position of the car. Our GPS unit has M2M (Machine to Machine) SIM card. This SIM card will send real-time data to a wireless network, which connects to the internet Base station (web server). The data is analyzed and processed by the software. User may view position of his vehicle on a Geographic map by logging into our web server.

Comment: 2

Please provide information required by Item 201 of Regulation S-K or advise.

Response:

We provided required information on page 24.

Comment: 3

Your financial statement should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:

Our financial statement was updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Comment: 4

Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:

We provided a currently dated consent from the independent public accountant.

Comment: 5

Please revise to remove on the cover page, under the company’s name, the designation as small business issuer. Please refer to Form S-1 for the language to use instead of the small business issuer language.

Response:

We revised to remove on the cover page, under the company’s name, the designation as small business issuer.

Comment: 6

Please revise to specify what section of Rule 457 of the Securities Act of 1933 you relied on.

Response:

We revise to specify what section of Rule 457 of the Securities Act of 1933 you relied on:

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (o) of the Securities Act.

Prospectus Cover Page

Comment: 7

Please limit the cover page to Item 501 information under Regulation S-K. For instance, please remove the paragraph following the chart containing the offering price per share.

Response:

We limited cover page to Item 501 information under Regulation S-K.

Comment: 8

We note your disclosure that the shares will be offered for a period of one hundred and eighty (180) days from the effective date and that at your discretion you may extend the offer up to an additional two years from the date this offering is declared effective. Please revise to clarify if there will be any extension and duration of the extension.

Response:

We revise to clarify that the offering shall terminate on the earlier of (i) the date when the Charlie GPS Inc decides to do so, or (ii) when the offering is fully subscribed for. There will be no any extension.

Comment: 9

Please tell us why you are limiting the distribution of the securities to friends, family members and business acquaintances.

Response:

We removed “Mr. Khorozian will sell the shares and intends to offer them to friends, family members and business acquaintances” and replaced it with “Mr. Khorozian will sell the shares registered herein.”

Prospectus Summary, page 5

Comment: 10

Please delete the following statement: ”The following summary is not complete and does not contain all of the information that may be important to you.”

Response:

We deleted this statement.

Comment: 11

We note your disclosure that Shenzhen Tianling Electronics Technology Co.Ltd.  agreed to sell you GPS units at $60 per unit. Please advice us whether you have a written agreement with Shenzhen Tianling Electronics Co.Ltd and if so file it as an exhibit to your registration statement. In this regard, we also note your disclosure on page 15 that you have “researched GPS manufacturers and negotiated price and condition with them.”

Response:

We don’t have any written agreement with Shenzhen Tianling Electronics Co.Ltd.

We have researched GPS manufacturers and negotiated price and condition with them. We have selected Shenzhen Tianling Electronics Technology Co.Ltd to buy GPS units from them because they had the best price and quality combination at that time.

Comment: 12

We note your disclosure that in the twelve months period following the effectiveness of the registration statement you plan on selling 150 GPS units. Please provide the basis for you belief or delete statement.

Response:

We deleted this statement.

The Offering , page 5

Duration, page 5

Comment: 13

We note your disclosure that the offering will be for 180 days. But the next sentence goes on say in (ii) that the offering may terminate earlier than all shares are sold at the decision of the Board. Please clarify the termination date of the offering.

Response:

We revised our disclosure to the following: The offering shall terminate upon the earlier of (i) the date when the sale of all 6,000,000 shares is completed, (ii) one hundred and eighty (180) days from the effective date of this prospectus (in the event all shares registered herein are not sold by such date), or (iii) earlier than one hundred and eighty (180) days from the effective date of the prospectus, if the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior to the completion of the sale of all 6,000,000 shares registered under the Registration Statement of which this Prospectus is a part, subject to the Company’s ability to extend the offering as provided below.

Risk Factors, page 6

Risk associated [with] our business, page 6

We are solely dependent upon the funds to be raised in this offering, page 6

Comment: 14

Please provide an estimate of the funds you may require in addition to the proceeds of this offering. Please also discuss whether you have taken any steps to secure these additional funds.

Response:

In response to this comment the company added the following discussion:

Management believes that the net proceeds, assuming a minimum of $30,000 are raised (provided that we are not required to raise any minimum amount of funding in the offering), will be sufficient to implement our initial plan of operations in the 12 month period. However, after one year we may need to raise additional financing to maintain reporting status and quotation on the OTC Electronic Bulletin Board. We need at least $10,000 additional funds to pay legal and professional fees. In this case and in case we experience a shortage of funds prior to funding we may utilize funds from Jarnes Khorozian, our sole officer and director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses.  However, Mr. Khorozian has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

We are development stage company, page 6.

Comment: 15

We note your reference to new car rental companies; however, you do not appear to be involved in the business of rental cars. Please advise or revise. In addition, please estimate the amount of” significant losses” you expect to incur in the “foreseeable future.”

Response:

We have deleted the reference to rental cars and added: We estimate “significant losses” to be up to $60,000 which is our maximum offering.

Use of proceeds, page 11

Comment: 16

Please also provide a breakdown of the use of proceeds if 25% or 75% of the offering of the        offering is raised.

Response:

We have provided a breakdown of the use of proceeds if 25% or 75% of the offering is raised:

		$15,000	$30,000	$45,000	$60,000
Legal and professional fees		$10,000	$10,000	$10,000	$10,000
Website development/server	$		$3,300	$3,300	$4,300
Establishing an office,	$		$2,000	$2,000	$2,000
Purchase GPS units		$1,800	$9,000	$18,000	$27,000
Logo design and paint	$		$1,000	$1,000	$1,000
Marketing and advertising		$600	$600	$1,700	$1,700
Miscellaneous expenses		$2600	$4,100	$9,000	$14,000

Comment: 17

Please revise to provide some detail as what is included in “miscellaneous expenses.” They appear to compromise a significant percentage of your total expenses listed in this section.

Response:

We revised to provide some detail as what is included in “miscellaneous expenses.”

Miscellaneous expenses include cost of SIM cards with one year prepaid Service which is $80. Every GPS units we sold will be required this SIM card. They also include transportation expenses for gas and cost to hire a company to maintain internet security which is $200 per month.

Dilution, page 11

Comment: 18

Please revise your disclosure in the first and third paragraph on page 12 not to refer to your sole shareholder as “they.”

Response:

We revise our disclosure in the first and third paragraph on page 12 not to refer to your sole shareholder as “they.”

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 13

Comment: 19

Your discussion under plan of operation section does not currently describe your plan of   operation. In addition, the heading “Management’s Discussion and Analysis or Plan of Operation” appears twice on page 13. Please advise or revise.

Response:

We have revised this section.

 Comment: 20

Please delete one of the duplicate paragraphs on page 13 starting with “[a]fter the effectiveness of our registration statement by Securities and Exchange Commission.”

The duplicate paragraph was deleted.

Comment: 21

The second paragraph refers to your goal as to “profitably rent automobiles.” Please advise.

Response:

The second paragraph was deleted.

Comment:  22.

Please disclose your monthly “burn rate “ and the amount of time that your present capital will last at this rate here, and in capital resources and liquidity section.

Response:

We disclose our “burn rate” and the amount of time that our present capital will last at this rate in Management’s Discussion and Analysis or Plan of Operation section as well as in Capital Resources and Liquidity section:

 Our Burn rate calculation

According to our Plan of Operation our total expenses are approximately $24,000/12 month =2,000 per month which is our burn rate. Therefore the minimum amount of funds that we will require for the 12 months period is $24,000. After one year we may need additional financing. The present capital will not be sufficient to fund our operation for any period of time at this burn rate. We depend on funds from this public offering. We will utilize funds from Jarnes Khorozian, our Sole Officer and Director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

Comment: 23

We note your outlined plan of operations. For each step in the process, please provide an outline of the cost of each step .For instance, under “Set Up Office and Test First Units,” address any cost associated with installing and testing your firs GPS units on the cars of dealerships.

Response:

We provided an outline of the cost of each step:

SET UP OFFICE AND TEST FIRST UNITS

Period: 1st -2nd months

The steps in this milestone are as follows:

1. Install and test five GPS units on the cars of the dealerships with which we have agreements. Five SIM card with one year agreement 5x$80=$400

2. Establish our working place and office. Computer (laptop) $1,000, office table and chairs $1,000.

3. Print advertising materials such as brochure explaining how our system works and advantage of installing it.

Printing of brochures $500

Total: $2,900.

DEVELOP OUR WEBSITE AND DISTRIBUTE PROMOTIONAL MATERIAL

Period: 3rd - 4th months

The steps in this milestone are as follows:

1. Hire an independent contractor to develop our website. Our website will be used to list our services and our contact information. Cost of web site developing $1,000. hosting (www.mewebhost.com) $100 per year, domain (www.joker.com) $100.

2. Distribute printed materials at used car dealership, car financing companies, companies with fleet of cars or vans.

Transportation is approximately $100.

3. We plan to enter into an agreement with wholesale auto auctions to put our table with advertising materials at the auction lobby. There is no guarantee that we will enter into agreements with that auctions.

 Total: $1,300.

PURCHASE ADDITIONAL GPS UNITS

Period:  5th - 6th months

We plan to purchase thirty (30) GPS units to install on our customers cars. Also we are planning to buy twenty (20) GPS trucking units for reselling to clients for personal use. The personal tracker is designed to increase the personal safety of an individual by tracking his/her movement. The individual’s location can be displayed on an area map on a PC or mobile phone.

Total cost: (50x$60 =$3,000).

SET UP OUR OWN SERVER

Period: 7th-8th months

Our GPS unit receives signal from GPS satellite and calculates position of the car. Then GPS unit sends real-time data via wireless network to web server. Until this point in our business plan we plan to use our GPS supplier’s server. To increase effectiveness and stability and to be more independent we plan to set up our own server with software. Our customers will get locations of their car via access on our web site with login and password. We will purchase own servers and power backup.

Cost for server is $1,000. Back up unit costs $200. Software costs $200. We will need to hire a company to maintain internet security of our server. Estimated cost is $200 per month.

Total: $1,600.

DESIGN AND PAINT LOGO, BEGIN ONSITE INSTALLATION

Period: 8th month

We plan to begin onsite installation of GPS trackers at customer place. We hope to gain a competitive advantage by offering onsite installation since no other company in the area offers this service yet. This installation will be performed by our president until we hire additional personnel.  However, it is possible that our competitors will copy our strategy and also offer onsite installation. If this happens, we will lose our competitive advantage. At this time, we plan to design a company logo and paint it on our president’s car. Estimated cost to design and paint logo is $1,000.

ADVERTISE AND BUY ADDITIONAL GPS UNITS

Period: 9th-10th month.

We plan to advertise on web sites for used car dealers such as:

1. www.bhphinfo.com, cost: $300 per year.

2. www.yellowpages.com, cost: $300 per year.

Total minimum expenses: $600.

HIRE SALES PERSON AND SERVICE PERSON, BUY ADDITIONAL GPS UNITS

Period: 11th -12th months.

Cost: 10% commission from gross revenue

Cost: $3,000-$8,000

We are planning to buy up to 50 GPS units (50x$60=$3,000).

Total minimum expenses $3,000

Develop our Website and Distribute Promotional Material, page 13

Comment: 24

We note your disclosure that your plan to enter into agreements with ADESA New Jersey and Manheim New Jersey wholesale auto auctions. Please revise to delete references to these specific auctions and clarify in your disclosure that there is no guarantee that you will enter into agreements with other auctions or advise.

Response:

We revised to delete references to these specific auctions and clarify in our disclosure that there is no guarantee that you will enter into agreements with wholesale auto auctions.

Purchase Additional GPS Units, page 14

Comment: 25

We note your disclosure relating to your intent to “purchase twenty (30) GPS units” and “fifteen (20) GPS units.” Please revise this disclosure for consistency because the number of units in the parenthetical and the number immediately before the parenthetical do not match in either of the quoted sections of your registration statements.

Response:

We revised this disclosure.

Set Up Our Own Server, page 14

Comment: 26

It appears from you your disclosure that the cost to hire a company to maintain internet security is monthly cost that should be added to your estimate cost in each of the month following month seven. Please revise or advise

We added this expense to miscellaneous expenses.

Design and Paint Logo, Begin Onsite Installation, page 14

Comment: 27

Please revise to explain why offering onsite installation will be competitive advantage to you. In addition, please clarify if you plan to install the devices for car dealership or for personal users.

Response:

We have added following explanation:

Our research showed that almost all sellers of GPS units in our area do not offer onsite installation. Car dealers generally do not have experts in GPS installation onsite and have to outsource it to other company. Providing this service this will provide additional convenience to our clients.

We are planning to install devices only for dealerships. We are not planning to install car GPS units for personal users.

Advertise and Buy Additional GPS Units, page 14

Comment: 28.

Please revise this section to include the cost of purchasing additional units or revise the subheading to delete the reference to your intend to buy additional GPS units.

Response:

We revised the subheading to delete the reference to our intend to buy additional GPS units.

Hire Sales Person and Service Person, page 14

Comment: 29.

Please clarify what you mean that Mr.Khorozian will devote “40 % of his business time” to your operations. In this regard, we also note your disclosure on page 20 that he will devote twenty hours per week to your operations.

Response:

We revised to clarify that Mr. Khorozian will be devoting approximately twenty hours per week to our operations.

Results of Operations, page 15

Comment: 30

Please revise this section to include the material terms of the two service contracts with used car dealers, including the terms of your compensation under these service contracts. In addition, revise your disclosure on page 20 as it relates to the service contracts.

Response:

In response to this comment the company revised this section to include the material terms of the contacts and revised our disclosure on page 20.

In order to use the Company’s services (the “Services”), the subscriber or the third-party who sold the subscriber the enabled device (the “Subscriber”) must pay Service use fees (some products include the applicable fees in their sales price) in order for Subscriber to register for the Service. When GPS installed on customer car, Customer will pay $250 for one year Service. After one year customer will pay $80 for each following year. Copies of the Service Contracts are filed as Exhibit 10.1 to this registration statement.

Liquidity and Capital Resources, page 15

Comment: 31

 We note our disclosure that after one year you may need to raise additional funds. Please quantify the amount of required funds. Please also revise to estimate your long-term liquidity needs.

Response:

We have disclosed that after one year we require $15,000 per year to run our operations. The $15,000 will be spent on: SEC filing fees ($10,000), marketing and advertising ($2,500), web hosting, upgrades, security ($1,500), miscellaneous ($1,000).

Customers, page 18

Comment: 32.

 Please explain briefly that you mean by “buy here pay here (BHPH) services” and “geofensing”. In addition, please briefly describe the “starter interrupt device” you mention on page 19.

Response:

We have added the following definitions

Buy Here Pay Here (BHPH) is a term most commonly used in the automobile industry. Meaning that the company from which buyer purchases the vehicle is also the same institution that will carry the note on the loan. Therefore, no bank approval is necessary to purchase a vehicle. BHPH buyer is paying straight to the dealer.

Geofencing is a virtual perimeter for a real-world geographic area. GPS will notify car owner when a car leaves a designated by owner area.

 Starter-interrupt is device that would not allow vehicle to start if customers delay car payments.

Comment: 33

Please address whether or not you believe there to be any privacy concerns regarding installing these devices on purchased cars. It appears the end users of these devices are the ones that sold the cars, rather that the new owner of the car.

Response:

We have added the following revision:

We do not believe a privacy concern will arise because purchaser of the car is aware of the GPS device installation. The used car dealer when selling car with GPS tracking unit will disclose that GPS tracking device is installed in the car. Buyer of the car must acknowledge that. Also we will install GPS unit to the car dashboard and it will be highly visible and there is no hidden installation. Until car is paid off used car dealer own the car. GPS units in the car will be removed when buyer pays off the car.

Comment: 34.

Please clarify who will be covering the cost of cellular connection. Is it your company or the subscriber of your services?

Response:

We clarified who will be covering the cost of cellular connection:

To connect the GPS unit with our Base station we will use a cellular provider (our cost of one year Service per year is $80). We will cover the cost of cellular connection ($80) for the first year .After first year if needed customer will pay us $80 for each following year.

Personal GPS Trackers, page 19

Comment: 35

To the extent you discuss possible future operations, you should balance your business section disclosure with realistic discussion of time frames and financing. If you have no current plans to begin developing the phases of your business plan or no available financing, so state.

Response:

We have disclosed that personal trackers will be offered at the same time as car tracking devices.

Comment: 36

We note that you also plan to distribute personal trackers, please revise to explain if these will be the same units as those install in the cars. If no, please describe how these units work, include their cost and estimate sales price, and state whether you have any agreements to purchase these units.

Response

We revised to explain personal trackers:

GPS unit for personal use is similar to a car GPS. The only difference is that personal use GPS has a battery inside it and does not require installation. GPS cost and service will be the same ($60 and $80). Estimated price of personal GPS is $250.  Shenzhen Tianling Electronics Technology Co. Ltd agreed to sell us personal GPS units at $60 per unit.

Comment: 37

 If you plan to distribute personal trackers and starter interrupt devices, please update your plan of operation section to include these plans and the relevant cost or advice.

Response:

We plan to distribute personal trackers and starter interrupt devices .Our buying cost of personal trackers and starter interrupt devices will be the same as car GPS cost. ($60 per unit). Our service cost of personal trackers and starter interrupt devices will be the same as car GPS service cost ($80 per year). Estimate selling price of personal tracker and starter interrupt device will be the same as car GPS units ($250).

Competition, page 20

Comment: 38

We note that you refer to “Service Contracts” filed as Exhibit 10.1. However, it appears that two service contracts are filed as Exhibit 10.0 and Exhibit  10.2 Please revise your disclosure accordingly or advice.

Response:

We revised accordingly in the “Results of operations” section on page 15.

Revenue and Cost per Each GPS Unit, page 20

Comment: 39

Please revise to clarify who will be responsible for paying $80 per unit per year of service after the first year you sell the GPS units.

Response:

We have clarified that we will charge our clients $80 service fee per unit per year after the first year we sell the GPS unit.

Comment: 40

We note your disclosure that “to stay profitable, [you] will need to increase [your] sale of GPS units. Please revise this disclosure because you are not yet profitable and have not sold any GPS units to date.

Response:

We revise this disclosure as follows:

When we start our operation we have to increase the sale of GPS month by month. This will keep us profitable.

Offices, page 20

Comment: 41

Please revise to disclose whether you own or lease the office. If you lease the office please disclose whether you pay any rent to your officer and director. Refer to Item 102 of Regulation S-K.

Response:

We revised to disclose that we do not pay any rent to Jarnes Khorozian and there is no agreement to pay any rent in the future.

Government Regulation, page 21

Comment: 42

Please summarize the material regulations, rules and directives of governmental authorities and agencies you reference.

Response:

We added Federal Communication Commission (FCC) rule applicable to our company.

Directors, Executive Officers, Promoter and Control Persons, page 21

Comment: 43

Please discuss the specific experience, qualifications, attributes or skills of your director that led the conclusion that such director should serve as a director. Refer to Item 401(e)(1) of regulation S-K.

Response:

We added the following disclosure:

Our director was selected based on above mentioned experience and education in auto industry as well as an established network of business contacts.

Executive Compensation, page 22

Comment: 44

We note that your summary compensation table description refers to your President, and Secretary and “all other executive officers”. However, you appear to have only one executive officer. Please revise for consistency or advise.

Response:

We revised for consistency.

Comment: 45

Please discuss here what you mean by “sufficient revenues necessary to provide management salaries.”

Response:

We revise this disclosure as follows:

He [Mr.Khorozian] has agreed to work with no remuneration until such time as the company revenue will pass break even point .

Plan of Distribution, page 24

Comment: 46

Please refer to the last sentence of the third paragraph, which indicates that sales made by the Company must be made at fixed price $0.01 until market develops. Please revise to clarify that statement that your shares in this offering must be sold at fixed price, as you have elsewhere in your document.

Response:

We have complied with this comment and made the revision.

Part II

Item 13. Other Expenses of Issuance and Distribution, page 40

Comment: 47

Please revise to provide an estimate of the auditor fees and expenses or clarify which figure corresponds to these fees.

Response

We revised the table on page 40:

SEC Registration Fee	$6.97
Printing Expenses	$93.03
Accounting Fees and Expenses	$800.00
Auditor Fees and Expenses	$2,800.00
Legal Fees and Expenses	$3,500.00
Transfer Agent Fees	$800.00
TOTAL	$8,000.00

Signatures, page 43

Comment: 48

Please revise the language in this section to conform to the language provided in Form S-1.

Response:

We revised the language to conform.

Exhibit 5.1

Comment: 49

Please file a dated and signed opinion.

Response:

We filed updated legal opinion.

Comment: 50

 We note your language in the first paragraph of the opinion that the opinion is with respect to the legality of securities “covered by Form S-1 Registration statement … filed with Securities and Exchange Commission on or about the date hereof.” As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness.

Response:

The opinion has been revised.

Comment: 51

Please revise the last sentence of the first paragraph of the opinion to clarify that you have relied upon representations, warranties , and documents referenced only as to factual matters.

Response:

The opinion has been revised

Comment: 52

Please revise to add a statement in the third paragraph of the opinion in which counsel opines that the securities were “duly authorized”

Response:

The opinion has been revised

 Please direct any further comments or questions you may have to the company's attorney Mr. David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Phone: (713) 524-4110 Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ _ Jarnes Khorozian ____

Jarnes Khorozian, President